UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dunkin’ Brands Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number)

August 15, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 265504100

Schedule 13G/A

1.	NAMES OF REPORTING PERSON Bain Capital Integral Investors 2006, LLC EIN No.: 20-4345223
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 0 Shares
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 0 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON OO-Other

Cusip No. 265504100

Schedule 13G/A

1.	NAMES OF REPORTING PERSON BCIP TCV, LLC EIN No.: 06-1665410
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 0 Shares
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 0 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON OO-Other

Cusip No. 265504100

Schedule 13G/A

1.	NAMES OF REPORTING PERSON BCIP Associates-G EIN No.: 20-2194543
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 Shares
	6.	SHARED VOTING POWER 0 Shares
	7.	SOLE DISPOSITIVE POWER 0 Shares
	8.	SHARED DISPOSITIVE POWER 0 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON PN-Partnership

Cusip No. 265504100	Schedule 13G/A

Item 1(a). Name of Issuer

Dunkin’ Brands Group, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

130 Royall Street Canton, MA 02021

Item 2(a). Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Integral Investors 2006, LLC (“BC Integral”), a Delaware limited liability company, (2) BCIP TCV, LLC (“BCIP TCV”), a Delaware limited liability company, and (3) BCIP Associates-G (“BCIP-G”), a Delaware limited partnership.

Because Bain Capital Investors, LLC (“BCI”) is the administrative member of each of Integral and BCIP TCV and BCI is the managing general partner of BCIP-G, BCI may be deemed to share voting and dispositive power with respect to shares of common stock held by BC Integral, BCIP TCV and BCIP-G.

BC Integral, BCIP TCV and BCIP-G have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which has been previously filed and pursuant to which BC Integral, BCIP TCV and BCIP-G have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Item 2(b). Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is: c/o John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2(c). Citizenship

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities

The class of equity securities of the Issuer to which this filing on Schedule 13G/A relates is Common Stock, $0.001 par value per share.

Item 2(e). CUSIP Number

The CUSIP number of the Issuer’s Common Stock is 265504100.

Item	3. Not Applicable.

Cusip No. 265504100	Schedule 13G/A

Item 4. Ownership.

Item 4(a). Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. As of August 15, 2012, the Reporting Persons beneficially own 0 shares of the Issuer’s Common Stock.

Item 4(b). Percent of Class

See Item 4(a) hereof.

Item 4(c). Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Cusip No. 265504100	Schedule 13G/A

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

Cusip No. 265504100	Schedule 13G/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2012

BAIN CAPITAL INTEGRAL INVESTORS 2006, LLC By: Bain Capital Investors, LLC its administrative member

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director

BCIP TCV, LLC By: Bain Capital Investors, LLC its administrative member

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director

BCIP ASSOCIATES-G By: Bain Capital Investors, LLC its managing partner

/s/ Mark E. Nunnelly
Mark E. Nunnelly Managing Director